                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: JANUARY, 2003

                           NORSKE SKOG CANADA LIMITED
                              (Name of registrant)

                       700 WEST GEORGIA STREET, 9TH FLOOR
                           PACIFIC CENTRE, VANCOUVER,
                        BRITISH COLUMBIA, CANADA, V7Y 1J7
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F              Form 40-F   X
                      -----                  -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes              No    X
                      -----            -----

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

                  82-_______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      NORSKE SKOG CANADA LIMITED

                                      By:    /S/ VALERIE SEAGER
                                             ----------------------------
                                      Name:  Valerie Seager
                                      Title: Corporate Secretary

Date: January 30 2003

                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION OF EXHIBIT                                         PAGE
-------     ----------------------                                         ----
   1        News release dated January 30, 2003                               4

   2        Financial Statements dated January 30, 2003                       7

   3        Management's Discussion and Analysis dated January 30, 2003      17